Exhibit 99.3

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	September 5, 2012
For Immediate Release	NR#12-19

MAG SILVER AND MINING INVESTORS FOR SHAREHOLDER VALUE ANNOUNCE AGREEMENT

Vancouver, BC -- MAG Silver Corp. (TSX:MAG; NYSE-MKT:MVG) ("MAG" or the "Company") and Mining Investors for Shareholder Value ("MISV"), a group of MAG shareholders collectively holding approximately 9.76% of MAG's outstanding shares and organized by Jeffrey E. Eberwein and Charles M. Gillman, announced today an agreement to nominate Richard Clark and Peter Barnes for election at the upcoming annual and special meeting of shareholders (the "Annual Meeting") to be held on October 5, 2012.

Jonathan Rubenstein, Chairman of MAG, said today: "We recently engaged in a dialogue with Jeff Eberwein and Chuck Gillman of MISV and are pleased that this collaborative effort has yielded the inclusion of two strong candidates for MAG's board in our forthcoming proxy circular.  Rick and Peter have excellent track records of creating value for shareholders and we are pleased to add their expertise at this crucial time in MAG's development."

Under the terms of the agreement with MISV, MAG will present a slate of nine directors to shareholders at the Annual Meeting, comprised of Mr. Clark and Mr. Barnes along with seven existing members of MAG's board.  To facilitate this agreement, R. Michael Jones, a founder and director of MAG since March 2003, will not stand for re-election at the Annual Meeting.  Said Mr. Rubenstein: "The inclusion of two strong candidates like Rick and Peter will be critical to replace Mike's significant contribution to MAG over the years.  As a founder of the Company, Mike has been instrumental in MAG's successes to date.  It was Mike who recognized the potential value of property positions assembled at Juanicipio and elsewhere by Dr. Peter Megaw.  Working with several associates Mike formed MAG, acquired the properties, helped raise initial funding and then guided the early growth of the Company.  The board thanks Mike for his dedicated years of service, and wishes him continued success in his future endeavours.  Mike will focus his efforts on Platinum Group Metals Ltd. where he is also a co-founder and is the CEO."

Mr. Clark and Mr. Barnes bring extensive experience in the metals and mining industry to MAG's board.  For the past ten years, Mr. Clark has been a senior executive with the Lundin Group of Companies.  Mr. Clark has been a director of Sirocco Mining Inc. since 1994, and was appointed CEO in October 2011.  Previously, Mr. Clark was president and CEO of Red Back Mining Inc., and guided the company from a junior development company to multi-mine producer until it was acquired by Kinross Gold Corporation for C$9.0 billion in late 2010.  Mr. Clark is a lawyer who practiced mining and securities law in British Columbia from 1987 to 1993.

Mr. Barnes, a Chartered Accountant with over twenty-five years of senior management experience, has been instrumental in building two of the world's premier precious metals companies.  From 2006 until April 2011, Mr. Barnes was CEO of Silver Wheaton, a company he co-founded in 2004.  Under his leadership, Silver Wheaton, with its unique silver streaming model, provided shareholders with a 50% annualized rate of return and grew into one of the largest silver companies in the world, with a market capitalization of approximately US$15 billion.

Prior to his appointment as CEO of Silver Wheaton, Mr. Barnes was the CFO of Wheaton River Minerals, and subsequently Goldcorp Inc. after the companies merged in 2005.  During this time, Wheaton River/Goldcorp's market capitalization increased more than 25-fold to C$13 billion and the company was transformed from a junior gold producer to one of the world's leading low-cost emerging senior gold producers.

The agreement with MISV also provides that the Company will nominate Mr. Clark and Mr. Barnes as part of its recommended slate of directors presented to shareholders at the 2013 annual meeting.

Mr. Rubenstein concluded: "We are pleased to have reached this constructive resolution and look forward to working with MISV to increase value for all of MAG's shareholders."

The full text of the agreement with MISV is available via SEDAR at www.sedar.com or upon request by contacting the Secretary of the Company at 604-630-1399 or by email at JHarris@magsilver.com.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State. MAG and Fresnillo plc are also jointly developing the Valdecañas Vein and delineating the Desprendido and Juanicipio vein discoveries on the Juanicipio Joint Venture in Zacatecas State. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE MKT under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.